SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE TO SHAREHOLDERS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B), pursuant to the information released in the Notice to Shareholders dated November 14, 2019, hereby informs its shareholders and the general market that, on December 17, 2019, the exercise of the preemtive right and the right to subscription of the remaining shares related to the capital increase approved at the Company’s Extraordinary General Meeting held on November 14, 2019 (“Capital Increase”), as follows:

1.   Capital Increase Result

Subscribed shares referring to the exercise of preemptive rights: During the exercise of the preemptive right (from November 18, 2019 including it, to December 17, 2019 including it) were subscribed, by private subscription, 192,793,827 (one hundred and ninety two million, seven hundred and ninety three thousand, eight hundred and twenty seven) common shares, for the unit price of BRL 35.72 (thirty five reais and seventy two cents) and 15,565,929 (fifteen million, sixty five thousand nine hundred and twenty nine) class “B” preferred shares, for the unit price of BRL 37.50 (thirty seven reais and fifty cents), all of which are book-entry shares with no par value, corresponding to 75.24% (seventy and five point twenty four percent) of the Capital Increase, totaling BRL 7,470,317,837.94. Thus, the minimum amount to be subscribed was reached, thus being possible the partial approval of the Capital Increase.

The new common and preferred “B” shares  will have the same rights, benefits and restrictions as existing common and preferred “B” shares issued by the Company, including the same political rights, such as voting rights, in the case of common shares. The new common and preferred “B” shares  will fully participate in the dividends, interest on capital and any remuneration that may be declared by the Company from the date on which such capital increase is ratified by the General Meeting to be called especially for this purpose.

Subscribed shares referring to the remaining shares: Whereas all the shares initially proposed in the Capital Increase, namely, 222,543,328 (two hundred twenty two million, five hundred forty three thousand, three hundred twenty eigth) new common shares, and 54,370,900 (fifty four million, three hundred seventy thousand and nine hundred) class “B” preferred shares, all registered, book-entry and without par value, were not initially subscribed, in exercise of the preemptive right, remaining 29,749,501 nine million seven hundred and forty nine thousand five hundred one) common shares and 38,804,971 (thirty eight million, eight hundred and four thousand nine hundred and seventy one) preferred class “B” shares for the exercise of the right of surplus. According, and considering the possibility granted to the Company’s shareholders to express themselves, in the Capital Increase subscription ballot, for their participation in the subscription of any remaining shares, the remaining 9,849,581 (nine million, eight hundred and forty nine thousand, five hundred and eighty one) common shares and 1,829,760 (one million, eight hundred and twenty nine thousand seven hundred and sixty six) preferred class “B” shares, in the amounts of BRL 35.72 (thirty five reais and seventy two cents) and BRL 37.50 (thirty seven reais and fifty cents) respectively. In the calculation of the remaining shares, we considered the proportion of the shares subscribed by each subscriber in the exercise of the preemptive right and the information provided by him on the maximum number of shares to be subscribed.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In this way, all investor who requested surpluses during the preemptive exercise will have their orders fully met.

Form of payment of surplus: Investors who exercised surplus in the book-entry environment must pay them in cash only, on December 26 and 27, 2019 (including it). For investors who exercised the exercise of surpluses in the stock exchange environment, via the B3 Asset Depositary, the surpluses must be paid in through their Custody Agent and, exclusively in cash, on December 30, 2019.

Places of Service: Shareholders holding shares issued by the Company that are registered in Bradesco’s register books (book-entry environment) wishing to pay the remaining subscribed in the subscription form must, within the period mentioned above, contact any agency of the Banco Bradesco, during banking hours. In case of operational doubts, the shareholders may call 0800-7011616 during business hours or send a message via e-mail dac.escrituracao@bradesco.com.br. Shareholders holding shares deposited at the B3 Asset Depositary shall pay the subscribed remaining shares through their custodian agents and in accordance with the rules stipulated by the B3 Asset Depositary itself.

Unsubscribed shares: Considering the sum of the subscribed shares in the exercise of preemptive rights and in the exercise of the remaining shares, may be verified the balance of 19,900,150 (nineteen million, nine hundred thousand, one hundred and fifty shares) common shares and 36,975,275 (thirty six million, nine hundred and seventy five thousand and two hundred seventy five) class “B” preferred shares included in the proposed Capital Increase and not subscribed.

2.   General Meeting of Approval

Extraordinary General Meeting of approval of the Capital Increase: In view of the aforementioned subscriptions, as well as the balance of unsubscribed shares, the Company’s Board of Directors will convene an Extraordinary General Meeting to resolve on  the approval of the Company’s Capital Increase.

3.   Dividends Payment

Deliberation on April 29, 2019 for the payment of dividends: At the Ordinary General Meeting held on April 29, 2019, the Company’s management proposal to allocate the income for the year 2018 was approved. According to this proposal, taking into account the payment capacity of Eletrobras and the result of said fiscal year: (i) BRL 368,867,920.00 (three hundred and sixty eight million and eight hundred and sixty seven thousand nine hundred and twenty reais) will be distributed as dividends among the holders preferred shares A and B, pursuant to the first and second paragraphs or article 8 of the Company’s Bylaws; (ii) BRL 881,132,080.00 (eight hundred and eighty on eighty one million and one hundred and thirty two thousand and eighty reais) will be distributed to the holders of common shares; and (iii) BRL 2,291,888,775.00 (two billion, two hundred and ninety one million, eight hundred and eighty eight thousand, seven hundred and seventy five reais) were allocated to the special dividend reserve, pursuant to article 202, paragraphs four and five of Brazilian Corporate Law. Given this resolution, the sum of items “i” and “ii” previously mentioned (“Dividends”) totaled BRL 1,250,000,000.00 (one billion, two hundred and fifty million reais) as of December 31, 2018, and shall be paid as dividends by December 31, 2019.

Shareholders entitled to receipt: Dividends are entitled to those holders of preferred class A and B shares and common shares issued by the Company on April 29, 2019 (“Base Date”), in proportion to their respective interests on the Base Date.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Monetary update: As also approved at the Ordinary General Meeting held on April 29, 2019, Dividends are subject to monetary update based on the SELIC Rate variation, pro rata temporis from January 1, 2019 until the date of their respective payment. Accordingly, and proceeding with said update, the amount due to those holders of preferred class A and B shares on the Base Date will be BRL 1.961741344 and BRL 1.471306007 per share, respectively and to those holders of common shares on the Base Date becomes BRL 0.858825948 per share (“Updated Dividends”).

In relation to the amounts to be paid, as remuneration equivalent to the Selic rate restatement, in accordance with current legislation, the income tax rate of 20% (twenty percent), to be withheld at source, will be applied. The withholding of the Income Tax mentioned above will not be applied to immune or exempt persons who have proven this condition through the “Statement of Commitment”, which can be found on the Company’ website (https://eletrobras.com/en/ri/Paginas/Convocacoes-e-Atas.aspx) and shall be delivered, notarized in any Banco Bradesco agency.

Compensation under the Capital Increase: Under the terms of the Notice to Shareholders dated November 14, 2019, the shares subscribed in the exercise of the Preemptive Right of the Capital Increase could be paid up using Dividend credits, limited to the nominal amount statement (ie excluding monetary restatement by SELIC rate). In the case of the use of the Dividend offsetting prerogative, therefore, the subscribing shareholders will receive, upon payment of the Dividends, the difference between the updated Dividends to which they were entitled minus the amount for each one used in the subscription of shares in the Capital Increase. Shareholders who have not exercised their offsetting prerogative will receive the updated Dividends that they may receive.

Payment: Eletrobras will pay the Updated Dividends (minus the amount offset in the Capital Increase) on December 30, 2019. Such payment will be made by deposit in the shareholders’ current account, as informed by each of them to the Banco Bradesco S.A., responsible for the bookkeeping of shares issued by the Company. Dividends related to shares held in a stock exchange environment via B3’s Depositary Central will be paid to this entity, which will pass them to shareholders through the depositing brokers.

Rio de Janeiro, December 23, 2019

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.